SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 07 March, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 07 March, 2008 re: Director/PDMR Shareholding


               Secretary's Department     Direct line:     020-7356 1043
               25 Gresham Street          Network:         7-400 1043
               London                     Switchboard:     020-7626 1500
               EC2V 7HN                   Facsimile:       020-7356 1038
                                          Network Fax:     7-400 1038
                                          email: alastair.michie@lloydstsb.co.uk

                                          Alastair J Michie
                                          Company Secretary



The London Stock Exchange                                       7th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS




Dear Sirs



Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility

On 6th March, 2008 a conditional award of 413,309 ordinary shares of 25p each in Lloyds TSB Group plc was made to Mr. A.G. Kane under the Lloyds TSB long-term
incentive plan 2006, at 428.25p per share.   The actual number of shares, if
any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc yesterday in accordance with paragraph 3.1.4 (1)(a) of the Financial Services
Authority's disclosure and transparency rules.   The transaction took place in
the UK and the shares are listed on the London Stock Exchange.


Yours faithfully,


A.J. Michie
Secretary





                        Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.



               Secretary's Department     Direct line:     020-7356 1043
               25 Gresham Street          Network:         7-400 1043
               London                     Switchboard:     020-7626 1500
               EC2V 7HN                   Facsimile:       020-7356 1038
                                          Network Fax:     7-400 1038
                                          email: alastair.michie@lloydstsb.co.uk

                                          Alastair J Michie
                                          Company Secretary




The London Stock Exchange                                     7th March, 2008

RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs


Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility

On 6th March, 2008 a conditional award of 175,131 ordinary shares of 25p each in Lloyds TSB Group plc was made to Ms A.S. Risley under the Lloyds TSB long-term
incentive plan 2006, at 428.25p per share.   The actual number of shares, if
any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc yesterday in accordance with paragraph 3.1.4 (1)(a) of the Financial Services
Authority's disclosure and transparency rules.   The transaction took place in
the UK and the shares are listed on the London Stock Exchange.



Yours faithfully,


A.J. Michie
Secretary



                        Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.



               Secretary's Department     Direct line:     020-7356 1043
               25 Gresham Street          Network:         7-400 1043
               London                     Switchboard:     020-7626 1500
               EC2V 7HN                   Facsimile:       020-7356 1038
                                          Network Fax:     7-400 1038
                                          email: alastair.michie@lloydstsb.co.uk

                                          Alastair J Michie
                                          Company Secretary




The London Stock Exchange                                     7th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS




Dear Sirs


Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility

On 6th March, 2008 a conditional award of 179,801 ordinary shares of 25p each in Lloyds TSB Group plc was made to Mrs C.F. Sergeant under the Lloyds TSB
long-term incentive plan 2006, at 428.25p per share.   The actual number of
shares, if any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc yesterday in accordance with paragraph 3.1.4 (1)(a) of the Financial Services
Authority's disclosure and transparency rules.   The transaction took place in
the UK and the shares are listed on the London Stock Exchange.


Yours faithfully,




A.J. Michie
Secretary





                        Lloyds TSB Group plc is registered in Scotland no. 95000


    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.



               Secretary's Department     Direct line:     020-7356 1043
               25 Gresham Street          Network:         7-400 1043
               London                     Switchboard:     020-7626 1500
               EC2V 7HN                   Facsimile:       020-7356 1038
                                          Network Fax:     7-400 1038
                                          email: alastair.michie@lloydstsb.co.uk

                                          Alastair J Michie
                                          Company Secretary




The London Stock Exchange                                     7th March, 2008


RNS
10 Paternoster Square
London EC4M 7LS


Dear Sirs



Lloyds TSB Group plc

Notification of transactions by persons discharging managerial responsibility


On 6th March, 2008 a conditional award of 228,838 ordinary shares of 25p each in Lloyds TSB Group plc was made to Mr. C.M. Wiscarson under the Lloyds TSB
long-term incentive plan 2006, at 428.25p per share.   The actual number of
shares, if any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc yesterday in accordance with paragraph 3.1.4 (1)(a) of the Financial Services
Authority's disclosure and transparency rules.   The transaction took place in
the UK and the shares are listed on the London Stock Exchange.



Yours faithfully,




A.J. Michie
Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  07 March, 2008